Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 April 30, 2007

$ Buffered Super TrackSM Notes due May 30, 2012 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-511

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	May 24, 2007

Issue Date:	May 30, 2007

Final Valuation Date:	May 24, 2012*

Maturity Date:	May 30, 2012* (resulting in a term to maturity of approximately five years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX” <Index>)

Participation Rate:	100%

Buffer Percentage:	20%

Payment at Maturity:	If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the index return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the index return and (ii) the participation rate:

$1,000 + [$1,000 x (index return x participation rate)]

• if the index return is less than 0% and equal to or greater than -20%, you will receive the principal amount of your Notes; and

• if the index return is less than -20%, (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the index return and (ii) the buffer percentage:

$1,000 + [$1,000 x (index return + buffer percentage)]

If the index return declines by more than 20%, you will lose 1% of the principal amount of your Notes for every 1% that the index return declines. You may lose up to 80% of your initial investment.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows:

Final Level – Initial Level
Initial Level

Initial Level:	, the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C Y29 and US06738CY294

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 1,495.42. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
2,990.84	100%	$2,000	100.00%
2,841.30	90%	$1,900	90.00%
2,691.76	80%	$1,800	80.00%
2,542.21	70%	$1,700	70.00%
2,392.67	60%	$1,600	60.00%
2,243.13	50%	$1,500	50.00%
2,093.59	40%	$1,400	40.00%
1,944.05	30%	$1,300	30.00%
1,794.50	20%	$1,200	20.00%
1,644.96	10%	$1,100	10.00%
1,495.42	0%	$1,000	0.00%
1,345.88	-10%	$1,000	0.00%
1,196.34	-20%	$1,000	0.00%
1,046.79	-30%	$900	-10.00%
897.25	-40%	$800	-20.00%

FWP–2

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
747.71	-50%	$700	-30.00%
598.17	-60%	$600	-40.00%
448.63	-70%	$500	-50.00%
299.08	-80%	$400	-60.00%
149.54	-90%	$300	-70.00%
0.00	-100%	$200	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: The level of the Index increases from an initial level of 1,495.42 to a final level of 2,168.36.

Because the final level of 2,168.36 is greater than the initial level of 1,495.42, the investor receives a payment at maturity of $1,450.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (index return x participation rate)]

$1,000 + [$1,000 x (45.00% x 100%)] = $1,450.00

Therefore, the payment at maturity is $1,450.00 per $1,000 principal amount Note, representing a 45.00% return on investment over the term of the Notes.

Example 2: The level of the Index decreases from an initial level of 1,495.42 to a final level of 1,271.11.

Because the final level of 1,271.11 is less than the initial level of 1,495.42 but the index return is equal to or greater than -20%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 1,495.42 to a final level of 1,061.75.

Because the final level of 1,061.75 is less than the initial level of 1,495.42 and the index return is less than -20%, the investor will receive a payment at maturity of $910.00 per $1,000 principal amount Note, the maximum payment on the Notes.

$1,000 + [$1,000 x (index return + buffer percentage)]

$1,000 + [$1,000 x (-29.00% + 20%) = $910.00

Therefore, the payment at maturity is $910.00 per $1,000 principal amount Note, representing a -9.00% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the index return of up to 20%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

FWP–3

We have been advised that it is reasonable to treat, and we intend to treat, the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be fully exposed to any decline in the performance of the basket beyond the 20% buffer percentage as compared to the initial closing levels of the basket components. You will lose up to 80% of your initial investment if the index return declines by more than 20%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

FWP–4

Description of the Reference Asset

Standard & Poor’s publishes the S&P 500® Index. The S&P 500 Index is intended to provide an indication of the stock price movement of the stocks included in the S&P 500 Index. The daily calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 30, 2007, 423 companies, or 85.8% of the Index, traded on the New York Stock Exchange and 77 companies, or 14.2% of the Index, traded on The Nasdaq Stock Market. The Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which the Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies included in each group, as of March 30, 2007, indicated in parentheses: Consumer Discretionary (89), Consumer Staples (38), Energy (33), Financials (90), Health Care (54), Industrials (52), Information Technology (75), Materials (28), Telecommunication Services (9) and Utilities (32). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the Notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

•	the market values of all component stocks as of that time are aggregated;

•

the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

•	the current aggregate market value of all component stocks is divided by the base value; and

•	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the payment amount for the Notes upon maturity or otherwise. Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index; or

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value	x	New Market Value	=	Old Market Value
New Base Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

FWP–5

License Agreement

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following disclaimer must be set forth in this free writing prospectus:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2001 through April 25, 2007. The Index closing level on April 25, 2007 was 1,495.42.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–7